

News Release

Alexco Completes Bermingham Decline, Commences 20,000 Meter Surface and Underground Exploration and In-Fill Drilling Campaigns

May 2, 2018 – Alexco Resource Corp. (NYSE AMERICAN: AXU, TSX: AXR) ("Alexco" or the "Company") is pleased to announce the completion of the Bermingham underground exploration decline and pending installation of two diamond drill stations and mobilization of underground drilling crews to complete an initial 5,000 meters ("m") of infill and exploration drilling in and around the upper portion of the high grade Bermingham silver deposit. At the same time the Company is mobilizing two surface exploration drills to initiate a minimum 15,000 m surface exploration program with a third surface rig to be added mid-summer. The surface exploration program will test a number of relatively shallow silver deposit targets in the vicinity of the Bermingham deposit as well as commencing a deeper exploration program to test structural zones with the potential to host large "Hector-Calumet" style silver deposits.

Clynt Nauman, Alexco CEO and Chairman commented, "With the finalization of the Bermingham decline we will have completed approximately 40% of the underground development work required for future production at Keno Hill. Once complete at Bermingham, mining crews will relocate to Flame & Moth where an approximate 520 m ramp remains to be driven. Concurrent with underground ramp development at Flame & Moth, we will complete an approximate two month 5,000 m in-fill drilling program at the Bermingham deposit and also get our expanded surface exploration program underway. Available results from this work will be uploaded to a pre-feasibility study slated for completion in the third quarter of 2018. On the permitting front, we remain in the environmental assessment process in anticipation of a Water Licence amendment to allow extraction and processing of Bermingham ore; we expect to receive this final permit amendment either late 2018 or early 2019."

2018 Bermingham Underground Drilling Program

- Two diamond drill rigs will be positioned to complete 5,000 m of in-fill drilling on approximate 10 m centers for anticipated mining blocks in the upper portion of the Bermingham deposit. The targeted in-fill area contains an estimated 110,000 tonnes of potentially mineable ore with an estimated head grade of 1,560 grams per tonne ("g/t") silver, 4.2% lead and 2.2% zinc comprising the anticipated first two years of production.
- The majority of the targeted zone is in the newly discovered Bear Vein, a steeply plunging approximately 3 m thick and 50 m wide zone of high grade silver mineralization which "tops-out" approximately 160 m below surface and extends 230 m down dip where it remains open to depth. Some holes will extend through the Bear Vein into the Bermingham Footwall Vein which is similarly mineralized.
- The proposed drilling program is scheduled to be completed in July. Results from the 2018 underground drilling and the 2017 surface exploration drilling will be incorporated in a new Bermingham resource calculation to be included in the pre-feasibility study targeted for completion late in the third quarter of 2018.

Head Office

Alexco Resource Corp.
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada

T. 604 633 4888

F. 604 633 4887



2018 Surface Exploration Program

- Alexco will initiate an expanded 15,000 m, $4 million surface exploration diamond drilling program in the first week of May. The program will comprise at least 45 holes and start with two drills with a third to be added mid-summer.
- Since 2013 Alexco has focused its surface exploration on discovery and follow up drilling to quickly establish grade and size of two new silver deposits (Bermingham and Flame & Moth). In this manner the Company has identified approximately 44 million ounces of indicated silver in those deposits with an average grade of 498 g/t silver at Flame & Moth and 628 g/t silver at Bermingham. For 2018 the Company is changing its exploration strategy to identify new areas likely to host apparent higher level silver-rich deposits (typified by the Bermingham discovery), as well as initiating a new program targeting apparent deeper level silver and base metal rich deposits (typified by the historic Hector Calumet deposit) containing upward of 50 million ounces of silver. The historic Hector-Calumet mine located approximately 1 km northeast of Bermingham produced approximately 96 million ounces of silver at a reported grade of 1,090 g/t silver.
- The surface exploration program will extend through to October 2018 with results expected to be finalized in the fourth quarter of 2018.

Flame & Moth Development, Optimization Studies

- Engineering and optimization work at the Flame & Moth deposit has resulted in a plan to reposition the primary ramp resulting in an approximate 200 m reduction in pre-production development to approximately 520 m to reach the first ore level access. This change will compress the underground development schedule by up to two months. The Company is currently assessing the implications of this favourable change, including options to coordinate with or increase the amount of underground pre-production work pending award of final production-related permits related to the Bermingham deposit.
- The Flame & Moth decline will be driven on an approximate 15% grade and sized 3.7 m x 3.7 m and will accommodate new exploration drill headings as well as haulage of a planned 260 tonnes of ore per day to the primary crusher which is located within 200 m of the mine portal.

Other Corporate Updates

On April 30, 2018 the Company replaced $6,304,508 of cash placed as reclamation security for its Keno Hill property with a surety bond. The Company provided collateral to the surety company totaling $2,364,191 with a net result of $3,940,317 being reclassified to unrestricted cash. In addition, cash security in the amount of $499,000 (US$398,000), originally posted by Alexco Environmental Group's US subsidiary, in support of the Globeville Smelter environmental remediation project in Colorado, USA, has been released to the Company.



Qualified Persons

The disclosure in the news release of scientific and technical nature regarding exploration projects on Alexco mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About Alexco

Alexco Resource Corp. holds the historical high grade Keno Hill Silver District located in Canada's Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact

Clynton R. Nauman, Executive Chairman and Chief Executive Officer
Lisa May, Director of Investor Relations
Phone: (778)945-6577
Email: lmay@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.